Exhibit 1

For immediate release

Bell Canada to redeem Series M-40 debentures due October 3, 2022

MONTRÉAL, March 18, 2021 – Bell Canada (Bell) today announced it will redeem, on April 19, 2021, prior to maturity, all of its outstanding Cdn $1,700 million principal amount of 3.00% Debentures, Series M-40, due October 3, 2022 (the Series M-40 Debentures).

The Series M-40 Debentures will be redeemed at a price equal to $1,030.544 per $1,000 of principal amount of debentures plus $1.315 per $1,000 of principal amount for accrued and unpaid interest up to but excluding the date of redemption.

About Bell

Founded in Montréal in 1880, Bell is Canada’s largest communications company with more than 22 million residential, business and wireless customer connections across every province and territory. With a goal to advance how Canadians connect with each other and the world, Bell provides the most extensive broadband wireless and wireline networks, innovative mobile, TV, Internet and business communication services, and the country’s premier television, radio, out of home and digital media brands. Bell is wholly owned by BCE Inc. (TSX, NYSE: BCE). To learn more, please visit Bell.ca or BCE.ca.

Media inquiries:

Marie-Eve Francoeur

514-391-5263

marie-eve.francoeur@bell.ca

@Bell_News

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca